UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  June 30, 2020

GK Investment Property Holdings II, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3013125
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200 Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of GK Investment Property Holdings II, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

We are focused on acquiring income producing commercial rental properties for the purpose of holding and operating the acquired properties, and if the need arises, to redevelop the rental properties for an alternative use other than the intended use at the time of acquisition. We expect that most of the acquired assets will be held through wholly owned or majority owned subsidiaries and the assets will be acquired by assuming either existing financing secured by the asset or by borrowing new funds.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on September 17, 2019, which offering statement was qualified by the SEC on January 28, 2020. Pursuant to the Offering Statement, we are offering up to a maximum of $50,000,000 of 7% unsecured bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. The Bonds were offered at a 3-5% volume-weighted discount to the public price for purchases of 20 Bonds or greater. As of June 30, 2020, we have sold $2,340,059 of Bonds.

We are managed by GK Development, Inc., or GK Development, a real estate acquisition, development and management company located in Barrington, Illinois, formed in 1994. We benefit from GK Development’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

Financial Summary

For the six-month period ended June 30, 2020, we had revenue of $0 and a consolidated net loss of $76,213.

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for the first half of 2020, from January 1, 2020 to June 30, 2020.

As of June 30, 2020, we had not yet acquired an asset. However, on May 12, 2020, the Company formed RF Grocery, LLC, an Illinois limited liability company, or RF Grocery, for the purpose of acquiring a real property located in 7501 North Avenue, River Forest, Illinois, or 7501 North Avenue.

RF Grocery entered into a purchase and sale agreement to acquire 7501 North Avenue on May 27, 2020. See our current report on Form 1-U at https://www.sec.gov/Archives/edgar/data/1788427/000165495420006233/gkiph_1u.htm, which is hereby incorporated herein by reference. RF Grocery subsequently acquired 7501 North Avenue, using a combination of Bond proceeds contributed by us, a preferred investment from an affiliate of the Manager, and a first mortgage loan secured by 7501 North Avenue on July 17, 2020. See our current report on Form 1-U at https://www.sec.gov/Archives/edgar/data/1788427/000165495420007949/gkiph_1u.htm, which is hereby incorporated herein by reference.

The Company owns 100% of the “Ordinary” Member Class interests, and an individual related to the Manager owns 100% of the “Preferred” Member Class interests, as defined in the Operating Agreement of RF Grocery, LLC. The Preferred Member interests are entitled to a cumulative return equal to 12% per annum and is entitled, at the Preferred Member’s direction, prior to any distributions to the Ordinary Member, to have a preferential return of their original capital contribution.

We are working diligently to identify assets in our target asset class and to acquire such assets in the timeframe that is customary in the real estate industry.

Liquidity and Capital Resources

As of June 30, 2020, we had cash on hand of $1,572,419 and restricted cash (funded reserves) of $135,256. The funded reserves are comprised of a bond service reserve of $135,256, which is required pursuant to the Bond Indenture Agreement which requires that 7% of the gross proceeds from this offering be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations through January 28, 2021.

As of June 30, 2020, $2,340,059 of Bonds had been sold.

Trend Information

As of June 30, 2020, we had sold $2,340,059 of Bonds in the offering. We have used $200,000 of the net proceeds from the offering as a deposit for RF Grocery, LLC, an Illinois limited liability company, for the purpose of acquiring a real property located at 7501 North Avenue, River Forest, Illinois. We expect to use the proceeds from the bond offering to pursue real estate equity investments with significant potential value creation in emerging growth markets and thereby increase cash flows.

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to our future financial results. We are unable to quantify the impact COVID-19 may have on us at this time.

Item 2.   Other Information

None.

Item 3.    Financial Statements

GK Investment Property Holdings II, LLC
Consolidated Balance Sheets
June 30, 2020 and December 31, 2019

	(Unaudited)
	Six Months Ended June 30, 2020	December 31, 2019
ASSETS
Rental properties	$-	$-
Less: Accumulated depreciation	-	-
	-	-

Cash	1,572,419	-
Restricted cash - funded reserves	135,256	-
Deposits	200,000	-
Other assets	20,594	-

Total assets	$1,928,269	$-

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
Bonds payable - Net	$1,993,102	-
Accounts payable	4,172	-
Accrued interest	7,208	-

Total liabilities	2,004,482	-

Member's Equity (Deficit)
Member's Equity (Deficit )	(76,213)	-

Total liabilities and member's equity (deficit)	$1,928,269	$-

GK Investment Property Holdings II, LLC
Consolidated Statement of Operations (Unaudited)
Six Months Ended June 30, 2020

(Unaudited)
Six Months Ended June 30, 2020

Revenues	$-

Operating Expenses
Operating expenses	1,099
Professional fees	30,000
31,099

Operating Loss	(31,099)

Other Expense
Interest expense	(29,533)
Miscellaneous expense	(15,581)
(45,114)

Consolidated Net Loss	$(76,213)

GK Investment Property Holdings II, LLC
Consolidated Statements of Member's Equity (Deficit)
Six Months Ended June 30, 2020 and for the Period of Inception (July 11, 2019) to December 31, 2019

	(Unaudited)
	Six Months Ended June 30, 2020	December 31, 2019

Balance - Beginning of Period	$-	$-

Consolidated Net Loss	(76,213)	-

Balance - End of Period	$(76,213)	$-

GK Investment Property Holdings II, LLC
Consolidated Statement of Cash Flows (Unaudited)
Six Months Ended June 30, 2020

(Unaudited)
Six Months Ended June 30, 2020
Cash Flows from Operating Activities

Consolidated Net Loss	$(76,213)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Amortization of bond issuance costs and bond discount	12,300
Changes in:
Other assets	(20,594)
Accounts payable	4,172
Deposits	(200,000)
Accrued interest	7,208

Net cash and restricted cash used in operating activities	(273,127)

Cash Flows from Financing Activities
Proceeds from bonds payable, net of discount	$2,233,779
Payment of bond issuance costs	(252,977)

Net cash and restricted cash provided by financing activities	1,980,802

Net increase in Cash and restricted cash	1,707,675

Cash and restricted cash - Beginning of period	-

Cash and restricted cash - End of period	$1,707,675

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$22,325

Classification of Cash and Restricted Cash
Cash	$1,572,419
Restricted cash	135,256
Total cash and restricted cash	$1,707,675

GK Investment Property Holdings II, LLC

Note 1 – Organization and Summary of Significant Accounting Policies

The following items represent the Company’s accounting policies. As of June 30, 2020, the Company is in a start-up phase and has incurred expenses, however no properties have been purchased or had any operations to date.

Description of Business – GK Investment Property Holdings II, LLC, (“GKIPH II” and/or the “Company”), was formed on July 11, 2019 with the intent to acquire existing income producing commercial properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the properties for an alternative use other than intended when originally acquired. However, GKIPH II is permitted to transact in any lawful business in addition to that stated above. GKIPH II anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of bonds (the “Bonds”). The Bonds are unsecured indebtedness of GKIPH II.

As reflected in the accompanying financial statements, the Company held no assets and did not issue any Bonds as of December 31, 2019. On January 28, 2020, the Company submitted its initial offering of up to $50,000,000 in the aggregate of 7% bonds. As of June 30, 2020, the Company had sold $2,340,059 of Bonds.

The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate under common control of the member of GKIPH II. The Company has one class of units, Class A units, which are owed 100% by an individual related to the Manager. The member of the Company has limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement.

On May 12, 2020, the Company formed RF Grocery, LLC, an Illinois limited liability company, for the purpose of acquiring a real property located in 7501 North Avenue, River Forest, Illinois. The Company owns 100% of the “Ordinary” Member Class interests, and an individual related to the Manager owns 100% of the “Preferred” Member Class interests, as defined in the Operating Agreement of RF Grocery, LLC. The Preferred Member interests are entitled to a cumulative return equal to 12% per annum and is entitled, at the Preferred Member’s direction, prior to any distributions to the Ordinary Member, to have a preferential return of their original capital contribution.

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the member of GKIPH II as set forth in the Agreement. Gains and losses from the sale, exchange, or other disposition of Company property will be allocated to the member of GKIPH II in their ownership percentages.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting - The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the balance sheet.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Our financial instruments consist of cash, funded reserves, short-term receivables and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the bonds payable approximates their fair value based on interest rates currently obtainable.

Cash and Restricted Cash - The Company will maintain cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits of $250,000. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash.

Funded reserves consist of bond service reserve to be maintained under the bond indenture agreement for a period of twelve months commencing from the first bond closing date.

Rental Properties - Acquisitions of rental properties are generally accounted for as acquisitions of a group of assets, with acquisition costs incurred including title, legal, accounting, brokerage commissions and other related costs, being capitalized as part of the cost of the assets acquired, instead of accounted for separately as expenses in the period they are incurred. Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon independent third-party valuation reports. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which includes an estimate of carrying costs during the expected lease-up periods and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. Transaction costs associated with asset acquisitions are capitalized and included in the purchase price.

Impairment of Assets - The Company reviews the recoverability of long-lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. Since there are no long-lived assets recorded on the balance sheet for the six months ended June 30, 2020 and December 31, 2019, there is no impairment to be considered.

Debt Issuance Costs – Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the rental properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs are presented on the balance sheet as a direct reduction from the carrying amount of the notes payable. Unamortized costs are expensed when the associated notes payable is refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying statement of operations.

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the balance sheet as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity. Amortization expense is included in interest expense on the accompanying statement of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases.

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Lease Intangible Assets and Liabilities – GAAP requires intangible assets and liabilities to be recognized apart from goodwill if they arise from contractual or other legal rights (regardless of whether those rights are transferrable or separable from the acquired entity or from other rights and obligations).

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At June 30, 2020, no amounts were reserved for an allowance for doubtful accounts. In the event a bad debt expense is recorded, such amount would be presented net with income related to leases on the accompanying statement of operations.

Revenues from Rental Properties - Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying balance sheet. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying balance sheet. Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. For most of our leases, we anticipate we will receive a fixed payment from the tenant for these reimbursed expenses, which will be recognized as revenue on a straight-line basis over the term of the lease. We will accrue reimbursements from tenants for recoverable portions of all of these expenses as variable lease consideration in the period that the applicable expenditures are incurred. We will recognize differences between estimated recoveries and the final billed amounts in the subsequent year.

Income Taxes – GKIPH II is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. The member of GKIPH II is taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities.

Management has analyzed the tax positions taken by the Company and has concluded that as of June 30, 2020, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies for Future Operations (Continued)

Accounting Pronouncements
For each of the accounting pronouncements that affect the Company, the Company has elected or plans to elect to follow the rule that allows companies engaging in an initial Regulation A offering to follow private company implementation dates.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (ASC 606)”, which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard states that “an entity recognized revenue to depict the transfer of promised goods or services.” While the standard specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. The Company adopted Topic 606 effective on July 11, 2019 and has completed its assessment of the ASU and concluded that the guidance will not have a material impact on the Company’s method of revenue recognition or on the financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". The amendments in this update govern a number of areas including but not limited to, accounting for leases, replacing the existing guidance. Under this standard, among other changes in practice, a lessee’s rights and obligations under most leases, including existing and new arrangements, would be recognized as assets and liabilities, respectively, on the balance sheet. Other significant provisions of this standard include (i) defining the “lease term” to include the non-cancelable period together with periods for which there is a significant economic incentive for the lessee to extend or not terminate the lease; (ii) defining the initial lease liability to be recorded on the balance sheet to contemplate only those variable lease payments that depend on an index or that are in substance “fixed,” (iii) a dual approach for determining whether lease expense is recognized on a straight-line or accelerated basis, depending on whether the lessee is expected to consume more than an insignificant portion of the leased asset’s economic benefits and (iv) a requirement to bifurcate certain lease and non-lease components. The lease standard is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company plans to adopt the standard effective on January 1, 2022. The accounting for leases under which the Company is the lessor remains largely unchanged and the Company is not currently a “lessee” under any lease agreements. The Company will continue to monitor and review updates as they are provided by the FASB and is currently evaluating the impact of adoption.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash”, which requires that the statement of cash flows explain the change during a reporting period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. This standard states that transfers between cash, cash equivalents, and restricted cash are not part of the entity’s operating, investing, and financing activities. Therefore, restricted cash should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 was effective for the Company beginning July 11, 2019. The adoption of this ASU did not impact the presentation of the statement of cash flows, but will require additional footnote disclosure to reconcile the balance sheet to the statement of cash flow presentation.

Note 2 – Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Note 3 – Bonds Payable

On January 28, 2020, the Company submitted its initial offering of up to $50,000,000 in the aggregate of 7% unsecured bonds at a purchase price of $1,000 per bond, with a minimum purchase amount of $5,000. The bonds will mature on various dates ranging from February 28, 2025 to August 31, 2026. The Bonds are offered in four series, Series A, Series B, Series C and Series D, with the sole difference between the series being their respective maturity dates ranging from February 28, 2025 to August 31, 2026.

The bonds are issued under an Indenture Trust Agreement with UMB Bank as the trustee. The Indenture Trust Agreement places certain financial covenants on the Company. The Company was in compliance with the covenants for the reporting period.

Note 3 – Bonds Payable (continued)

Bonds may be redeemed at the Company’s option, in whole or in part at any time after their issuance. If the option of early redemption is exercised, the redemption price shall equal: (i) $1,020 per Bond if redeemed on or before the third anniversary of the initial issuance of Bonds of the series being prepaid; (ii) $1,015 per Bond if redeemed after the third anniversary and on or before the fourth anniversary of the initial issuance of Bonds of the series being prepaid; and (iii) $1,010 per Bond if redeemed after the fourth anniversary of the initial issuance of bonds of the series being prepaid. In addition, any accrued and unpaid interest on the Bonds to be redeemed up to but not including the redemption date, including any deferred interest payment on the bonds to be redeemed, or the Company redemption price. The Company shall give notice of redemption not less than 30 days nor more than 60 days prior to any redemption date. Our obligation to redeem Bonds with respect to Notices of Redemption received in any given redemption period is limited to an aggregate principal amount of Bonds equal to 3.75% of the aggregate principal of bonds under the Indenture as of the close of business on the last business day of the preceding redemption period See Note 9 for specific amounts payable to GK Development, Inc., a related party, as Sponsor of the bonds.

The Company offers a volume-weighted discount on the bond’s price to the public for certain purchases of the bonds. The company may terminate application of discount at any time in its sole discretion by filing a supplement to its Offering Circular with the SEC at least thirty (30) calendar days prior to the termination date of discount announcing such termination date. The discount ranges from three to five percent depending on the volume of the bonds. The bonds shall continue to be denominated in $1,000 increments. Any discounts applied will reduce net proceeds to the Company.

In the event of death or disability of a bondholder, all or a portion (consisting of at least 50%), of the bonds beneficially held by a bondholder may be submitted to the Company for repurchase at any time in accordance with the procedures outlined by the Company, which may be subject to conditions and limitations. If the repurchase is being made from the original purchaser of a Bond(s), the repurchase price will equal the price paid per bond. The repurchase amount for the bonds for all other persons will equal $1,000 per bond being repurchased. Our obligation to repurchase bonds and the cash available for the death and disability Redemption are subject to certain conditions and limitations.

Note 3 – Bonds Payable (continued)

Bonds payable are summarized as follows:

		June 30, 2020	December 31, 2019

Bonds Payable		$2,340,059	$-

	Basis of Amortization
	Straight-line
Bond issuance costs	over	$252,977	$-
Bond discount	bond terms	106,280	-
Subtotal		359,257	-

Less: Accumulated amortization		12,300	-

Deferred bond issuance costs - net		346,957	-

Bonds payable - net		$1,993,102	$-

Total amortization expense of bond issuance costs and bond discount charged to operations amounted to $12,300 for the six month period ending June 30, 2020. Such amounts have been included in interest expense on the accompanying statements of operations. Interest expense for the six month period ending June 30, 2020 was $29,533 , of which $7,208 was incurred but not paid as of June 30, 2020.

Note 4 – Related Party Transactions

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 2.5% of the $2,340,000 gross bond proceeds received up to $1,250,000. As of June 30, 2020, GK Development had received $55,210 in promotional fees, which are included in bond issuance costs on the consolidated balance sheets.

In connection with property management services GK Development, Inc. will receive a property management fee of up to 5% of gross monthly income collected from any property it manages.

In connection with asset management services GK Development, Inc. will receive an annual asset management fee of up to 1% of the appraisal value of real properties acquired by the company or its subsidiaries.

GK Development Inc. will be entitled to 2% of the principal amount of any financing in conjunction with the purchase or refinance of a property.

At June 30, 2020 and December 31, 2019, $8,628 and $0, respectively, was due from GK Development, Inc. and is included in other assets on the accompanying consolidated balance sheets related to reimbursements.

Note 5 – Subsequent Events

On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new coronavirus as a “pandemic”. First identified in late 2019 and known now as COVID-19, the outbreak has impacted hundreds of thousands of individuals worldwide. In response, many countries have implemented measures to combat the outbreak which have impacted global business operations. No impairments were recorded as of the balance sheet date as no triggering events or changes in the Company’s circumstances had occurred as of June 30, 2020; however, due to significant uncertainty surrounding the situation, management's judgment regarding this could change in the future.

On May 12, 2020, the Company formed RF Grocery, LLC for the purpose of purchasing a property located in River Forest, Illinois.

The property was acquired on July 17, 2020 for the purchase price of approximately $8,050,000. After pro-rations and closing costs, the acquisition was financed with $3,165,000 of cash (funded by equity contributions of $1,965,000 from the Ordinary Member and $1,200,000 from the Preferred Member) and $5,190,000 of debt. As part of the closing, the Company paid $161,000 of acquisition fees to GK Development, Inc. (2% of the purchase price). The note payable is with Barrington Bank and Trust Company and bear interest of 2% plus LIBOR and matures on July 10, 2025. The note is a full recourse obligation of the borrower and is secured by the property.

The consolidated financial statements and related disclosures include evaluation of events up through and including September 25, 2020, which is the date the consolidated financial statements were available to be issued.

Item 4.   Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of the Company, incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on September 17, 2019.

(2)(b)	Limited Liability Company Agreement of the Company, incorporated by reference to Exhibit (2)(b) to the Company’s Offering Statement on Form 1-A filed on September 17, 2019.

(2)(c)	Amended and Restated Limited Liability Company Agreement of RF Grocery, LLC, dated as of July 23, 2020, incorporated by reference to Exhibit 2.1 of the Company’s Form 1-U filed on July 23, 2020.

(3)(a)
Indenture between our company and the trustee, incorporated by reference to Exhibit 3(a) to the Company’s Third Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on January 14, 2020.

(3)(b)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to the Company’s Third Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on January 14, 2020.

(3)(d)
First Supplemental Indenture between GK Investment Property Holdings II, LLC and UMB Bank, N.A., as trustee, dated as of August 13, 2020, incorporated by reference to Exhibit 3.1 of the Company’s Form 1-U filed on August 17, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Property Holdings II, LLC, a Delaware limited liability company

By:	GK Development, Inc. dba GK Real Estate,
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	Sole Director
Date:	September 28, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	President of our manager (Principal Executive Officer)
Date:	September 28, 2020